================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------

    (MARK ONE)
       [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998.

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE TRANSITION PERIOD FROM          TO

                         Commission File Number 1-10560

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

            BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:

                           BENCHMARK ELECTRONICS, INC.
                              3000 TECHNOLOGY DRIVE
                              ANGLETON, TEXAS 77515

================================================================================

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998

3. Item 27(a) - Schedule of Assets Held for Investment Purposes at December 31, 1998

4. Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                    BENCHMARK ELECTRONICS, INC.
                                    401(K) EMPLOYEE SAVINGS PLAN

                                    By: /s/ GAYLA J. DELLY
                                            Gayla J. Delly
                                            TREASURER

                                    Date: JULY 1, 1999

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Benchmark Electronics, Inc.:

    We consent to incorporation by reference in the registration statement on Form S-8 (No. 333-28997) of Benchmark Electronics, Inc. of our report dated May 6, 1999, related to the statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan as of December 31, 1998 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, and all related schedules, which report appears in the December 31, 1998 annual report on Form 11-K of Benchmark Electronics, Inc. 401(k) Employee Savings Plan.


                                           KPMG LLP


Houston, Texas
July 1, 1999

                          BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1998 AND 1997

                          (WITH INDEPENDENT AUDITORS'
                          REPORT THEREON)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN



                                TABLE OF CONTENTS


Independent Auditors' Report

Statements of Net Assets Available for
   Plan Benefits at December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Plan Benefits for the year ended
   December 31, 1998


Notes to Financial Statements

                                                                      SCHEDULES
                                                                     -----------
Item 27(a) - Schedule of Assets Held for Investment Purposes
   at December 31, 1998...........................................        1

Item 27(d) - Schedule of Reportable Transactions
   for the Year Ended December 31, 1998...........................        2

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Benchmark Electronics, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG LLP


May 6, 1999

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997

                                                                    1998                 1997
                                                                -------------       ------------

Assets:
   Investments, at fair value:

    Principal Mutual Life Insurance Company Guaranteed Interest
      Accounts with maturity dates as follows

            1997                                                 $          -            247,777
            1998                                                      223,723            233,870
            1999                                                      353,636            361,991
            2000                                                      415,554            424,544
                                                                -------------       ------------
                                                                      992,913          1,268,182

    Pooled Mutual Funds

            Morley Stable Value Fund                                7,220,385          6,229,371
            Federated Max-Cap Fund Institutional Class              7,837,955          5,552,087
            Fidelity Advisor Growth Opportunities Fund              5,482,742          3,197,503
            Franklin Custodian Funds - Income Series                2,046,063          1,640,795
            Templeton Foreign Fund                                    946,330            746,079
            Money Market                                               52,293             15,965
                                                                -------------       ------------

                                                                   23,585,768         17,381,800

    Benchmark Electronics, Inc. Common Stock Fund                   5,876,223          3,583,878
    Participants' notes receivable                                    658,841            658,605
                                                                -------------       ------------
          Total investments                                        31,113,745         22,892,465
                                                                -------------       ------------
   Receivables:
    Employer contributions                                             94,741             45,444
    Participant contributions                                         198,622             64,117
                                                                -------------       ------------
          Total receivables                                           293,363            109,561
                                                                -------------       ------------

          Total assets                                             31,407,108         23,002,026
Liabilities - excess contributions due to participants                 31,732                  -
                                                                -------------       ------------
          Net assets available for plan benefits                 $ 31,375,376         23,002,026
                                                                =============       ============


See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended December 31, 1998


Additions to net assets attributed to:
    Investment income:
     Interest                                                   $    96,332
     Dividends                                                      560,787
     Net gain on sale of investments                                223,142
     Net appreciation in fair value of investments                4,402,943
     Other income                                                    87,411
                                                                -----------

                                                                  5,370,615
                                                                -----------
    Contributions:
     Employer                                                     1,116,313
     Participant                                                  3,099,523
     Rollovers                                                      946,977
                                                                -----------

                                                                  5,162,813
                                                                -----------
        Total additions                                          10,533,428
Benefits paid to participants                                     2,160,078
                                                                -----------

        Net increase                                              8,373,350


Net assets available for plan benefits:

        Beginning of year                                        23,002,026
                                                                -----------

        End of year                                             $31,375,376
                                                                ===========

See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


(1)   DESCRIPTION OF PLAN

      The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

      (A) GENERAL

          The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company), who have one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (B) CONTRIBUTIONS AND INVESTMENT OPTIONS

          The Plan states that participants may elect to defer up to 17% of their compensation, as defined, provided that the maximum annual additions (which includes employer contributions) do not cause the Plan to exceed the maximum amount allowable as a deduction to the participant under provisions of the Internal Revenue Service Code. Participant contributions will be matched by the Company on a 50% basis, not to exceed 3% of a participant's compensation (referred to as employer contributions).

          Participants may direct all contributions to any of the following investment options.

               Guaranteed Interest Account - Funds are invested in a guaranteed investment contract with Principal Mutual Life Insurance Company (note 4). The underlying assets in the Guaranteed Interest Accounts are invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

               Money Market Fund - Funds are invested in money market instruments.

               Morley Stable Value Fund - Funds are invested in a diversified pool of stable value assets, including investment contracts issued by insurance companies, banks and other financial institutions, to provide a consistent rate of return, while preserving capital and minimizing risk.

               Fidelity Advisor Growth Opportunities Fund - Funds are invested in traditional growth stocks, companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclicals.

               Federated Max-Cap Fund Institutional Class - Funds are invested in the stocks of large capitalization, primarily domestic companies represented in the S&P 500 stock index.

               Franklin Custodian Funds - Income Series - Funds are invested in a diversified portfolio of securities selected with particular consideration of income production.


                                                                     (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



               Templeton Foreign Fund - Funds are invested in stocks and debt obligations of companies and governments outside the United States.

               Benchmark Electronics, Inc. Common Stock Fund - Funds are invested in common stock of the Company.

      (C) VESTING

          Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for a 20% vesting in employer contributions after two years of employment and an additional 20% vesting annually until the participant is 100% vested after six years.

          Nonvested employer contributions are forfeited upon the participant's receipt of a distribution of his/her vested balance. If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination.

      (D) PARTICIPANTS' NOTES RECEIVABLE

          Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants' 401(k) balance, with a minimum of $1,000. Loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.

      (E) ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid by the Company.

      (F) PAYMENT OF BENEFITS

          On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

      (G) TERMINATION OF THE PLAN

          Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. Following termination of the Plan, each participant shall become fully vested in their participant account.

                                                                     (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS




  (2) SUMMARY OF ACCOUNTING POLICIES

      (A) BASIS OF FINANCIAL STATEMENTS

          The financial statements of the Plan are prepared under the accrual method of accounting.

      (B) INVESTMENT VALUATION

          The Plan's investments are stated at fair value. Insurance contracts with Principal Mutual Life Insurance Company (Principal) (note 4) are reported in the accompanying financial statements at fair value as reported by Principal. The common shares of the Company are valued at its quoted market price. Participants' notes receivable are recorded at cost which approximates their fair value. All other investments are stated at fair value, as reported by the trustee.

      (C) USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

      (D) PAYMENT OF BENEFITS

          Benefits are recorded when paid.

  (3) PLAN AMENDMENT

      Effective April 1, 1997, the custodian of the Plan changed from Principal to Chase Bank of Texas National Association (Chase).


                                                                     (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



  (4) INSURANCE CONTRACT WITH PRINCIPAL

      Pursuant to the terms of the Plan, the Plan administrator has entered into an insurance contract with Principal, whereby contributions made by the Company are deposited and maintained in Principal's Guaranteed Interest Accounts. The Plan has entered into a five-year guarantee in which the interest rate earned on the commingled investments of the Guaranteed Interest Accounts for the years ending December 31, 1998 and 1997 is guaranteed for the remaining years of the guarantee period.

  (5) FEDERAL INCOME TAX EXEMPTION

      The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1998, that the Plan and related trust are designed in accordance Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

  (6) RECONCILIATION OF CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS REPORTED IN FORM 5500

      Reconciliation of the change in net assets available for plan benefits reported in the accompanying statement to the amount reported to the Internal Revenue Service in the Plan's Form 5500 for the year ended December 31, 1998 is as follows:

         Net change in net assets available for plan
            benefits reported per the Form 5500                    $8,111,719
         Adjustment in contributions from employer                     94,741
         Adjustment in contributions from participants                166,890
                                                                   ----------
         Net change in net assets available for plan
            benefits as reported herein                            $8,373,350
                                                                   ==========


  (7) INVESTMENTS

      The following table presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1998:

         Federated Max-Cap Fund Institutional Class        $   7,837,955
         Morley Stable Value Fund                              7,220,385
         Benchmark Electronics, Inc. Common Stock Fund         5,876,223
         Fidelity Advisor Growth Opportunities Fund            5,482,742
         Franklin Custodian Funds - Income Series              2,046,063


                                                                     (Continued)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(8) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                  GUARANTEED          GUARANTEED        GUARANTEED            GUARANTEED
                                               INTEREST ACCOUNT    INTEREST ACCOUNT   INTEREST ACCOUNT      INTEREST ACCOUNT
                                                   MATURING           MATURING           MATURING              MATURING
                                                    1997                1998               1999                  2000
                                               -----------------   -----------------  ----------------      -----------------
   Additions to net assets attributable to:
     Investment income:
      Interest                                      6,131               9,224             13,594                14,075
      Dividends                                         -               7,274             12,003                11,136
      Net gain (loss) on sale of investments            -                   -                  -                     -
      Net appreciation (depreciation) in
        fair value of investments                       -                   -                  -                     -
      Other income                                      -                   -                  -                     -
                                                 --------            --------          ---------              --------
                                                    6,131              16,498             25,597                25,211
                                                 --------            --------          ---------              --------
     Contributions:
      Employer                                          -                   -                  -                     -
      Participant                                       -                   -                  -                     -
      Rollovers                                         -                   -                  -                     -
                                                 --------            --------          ---------              --------
                                                        -                   -                  -                     -
                                                 --------            --------          ---------              --------
        Total additions                             6,131              16,498             25,597                25,211
                                                 --------            --------          ---------              --------
   Deductions - benefits paid to participants           -              24,256             29,424                27,651
                                                 --------            --------          ---------              --------
        Interfund transfers                      (253,908)             (2,389)            (4,528)               (6,550)
                                                 --------            --------          ---------              --------
         Net increase (decrease)                 (247,777)            (10,147)            (8,355)               (8,990)

   Net assets available for plan benefits:

        Beginning of year                         247,777             233,870            361,991               424,544
                                                 --------            --------          ---------              --------
        End of year                                     -             223,723            353,636               415,554
                                                 ========            ========          =========              ========

                                                                               FEDERATE             FIDELITY          FRANKLIN
                                                                  MORLEY        MAX-CAP              ADVISOR          CUSTODIAN
                                                 MONEY            STABLE         FUND                GROWTH            FUNDS -
                                                 MARKET           VALUE       INSTITUTIONAL       OPPORTUNITIES        INCOME
                                                 FUND             FUND           CLASS                FUND             SERIES
                                                --------       ------------  ---------------     ----------------   ---------------
   Additions to net assets attributable to:
     Investment income:
      Interest                                   1,773                 -                -                  -                 -
      Dividends                                      -                 -          153,633            208,238           143,503
      Net gain (loss) on sale of investments         -            55,296           98,388             35,197           (11,212)
      Net appreciation (depreciation) in
        fair value of investments                    -           341,248        1,373,985            677,528          (115,075)
      Other income                                 780            (1,669)             695             15,118              (316)
                                              --------         ---------       ----------          ---------         ---------
                                                 2,553           394,875        1,626,701            936,081            16,900
                                              --------         ---------       ----------          ---------         ---------
     Contributions:
      Employer                                       -           319,484          227,848            260,694            86,347
      Participant                                    -           828,889          680,435            760,547           249,998
      Rollovers                                    287           139,204          281,095            245,653            91,929
                                              --------         ---------       ----------          ---------         ---------
                                                   287         1,287,577        1,189,378          1,266,894           428,274
                                              --------         ---------       ----------          ---------         ---------
        Total additions                          2,840         1,682,452        2,816,079          2,202,975           445,174
                                              --------         ---------       ----------          ---------         ---------
   Deductions - benefits paid to participants      138           979,681          412,321            214,660            78,289
                                              --------         ---------       ----------          ---------         ---------
        Interfund transfers                     33,626           288,243         (117,890)           296,924            38,383
                                              --------         ---------       ----------          ---------         ---------
         Net increase (decrease)                36,328           991,014        2,285,868          2,285,239           405,268

   Net assets available for plan benefits:

        Beginning of year                       15,965         6,229,371        5,552,087          3,197,503         1,640,795
                                              --------         ---------       ----------          ---------         ---------
        End of year                             52,293         7,220,385        7,837,955          5,482,742         2,046,063
                                              ========         =========       ==========          =========         =========

                                                                    BENCHMARK
                                                  TEMPLETON       ELECTRONICS, INC.    PARTICIPANTS'
                                                   FOREIGN            COMMON              NOTES
                                                    FUND            STOCK FUND         RECEIVABLE       RECEIVABLES
                                                --------------   -------------------  ---------------  ---------------
   Additions to net assets attributable to:
     Investment income:
      Interest                                          -                    -           51,535                 -
      Dividends                                    25,000                    -                -                 -
      Net gain (loss) on sale of investments      (17,133)              62,606                -                 -
      Net appreciation (depreciation) in
        fair value of investments                (137,163)           2,262,420                -                 -
      Other income                                 73,190                 (387)               -                 -
                                                ---------           ----------        ---------         ---------
                                                  (56,106)           2,324,639           51,535                 -
                                                ---------           ----------        ---------         ---------
     Contributions:
      Employer                                     66,865              105,778                -            49,297
      Participant                                 192,540              294,780            2,933           121,133
      Rollovers                                    22,485              120,793           32,159            13,372
                                                ---------           ----------        ---------         ---------
                                                  281,890              521,351           35,092           183,802
                                                ---------           ----------        ---------         ---------
        Total additions                           225,784            2,845,990           86,627           183,802
                                                ---------           ----------        ---------         ---------
   Deductions - benefits paid to participants      24,844              311,650           57,164                 -
                                                ---------           ----------        ---------         ---------
        Interfund transfers                          (689)            (241,995)         (29,227)                -
                                                ---------           ----------        ---------         ---------
         Net increase (decrease)                  200,251            2,292,345              236           183,802

   Net assets available for plan benefits:

        Beginning of year                         746,079            3,583,878          658,605           109,561
                                                ---------           ----------        ---------         ---------
        End of year                               946,330            5,876,223          658,841           293,363
                                                =========           ==========        =========         =========

                                                                      TOTAL AT
                                                   LIABILITIES          1998
                                                  -------------    -------------
   Additions to net assets attributable to:
     Investment income:
      Interest                                             -            96,332
      Dividends                                            -           560,787
      Net gain (loss) on sale of investments               -           223,142
      Net appreciation (depreciation) in
        fair value of investments                          -         4,402,943
      Other income                                         -            87,411
                                                  ----------        ----------
                                                           -         5,370,615
                                                  ----------        ----------
     Contributions:
      Employer                                             -         1,116,313
      Participant                                    (31,732)        3,099,523
      Rollovers                                            -           946,977
                                                  ----------        ----------
                                                     (31,732)        5,162,813
                                                  ----------        ----------
        Total additions                              (31,732)       10,533,428
                                                  ----------        ----------
   Deductions - benefits paid to participants              -         2,160,078
                                                  ----------        ----------
        Interfund transfers                                -                 -
                                                  ----------        ----------
         Net increase (decrease)                     (31,732)        8,373,350

   Net assets available for plan benefits:

        Beginning of year                                  -        23,002,026
                                                  ----------        ----------
        End of year                                  (31,732)       31,375,376
                                                  ==========        ==========

                                                                      SCHEDULE 1


                           BENCHMARK ELECTRONICS, INC.
                          401 (K) EMPLOYEE SAVINGS PLAN

          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998


                                                                                                                        CURRENT
       IDENTITY OF ISSUER                            DESCRIPTION OF INVESTMENT                       COST                VALUE
     ----------------------                         ---------------------------                    --------            ----------
Principal Mutual Life Insurance Co.            Guaranteed Interest Account, due 1998            $      223,723           223,723

Principal Mutual Life Insurance Co.            Guaranteed Interest Account, due 1999                   353,636           353,636

Principal Mutual Life Insurance Co.            Guaranteed Interest Account, due 2000                   415,554           415,554

Chase Bank of Texas, National Association      Morley Stable Value Fund                              6,670,022         7,220,385

Chase Bank of Texas, National Association      Federated Max-Cap Fund Institutional Class            5,765,384         7,837,955

Chase Bank of Texas, National Association      Fidelity Advisor Growth Opportunities Fund            4,657,707         5,482,742

Chase Bank of Texas, National Association      Franklin Custodian Funds - Income Series              2,064,715         2,046,063

Chase Bank of Texas, National Association      Templeton Foreign Fund                                1,152,905           946,330

Chase Bank of Texas, National Association      Money Market Fund                                        52,293            52,293

Benchmark Electronics, Inc.                    Common Stock Fund                                     3,068,007         5,876,223


Participants' notes receivable (rates range from 5.5% to 11.0%
   at December 31, 1998, maturing in years 1999 through 2013)                                          658,841           658,841
                                                                                                --------------     -------------

                                                                                                $   25,082,787        31,113,745
                                                                                                ==============     =============


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                           BENCHMARK ELECTRONICS, INC.
                          401 (K) EMPLOYEE SAVINGS PLAN

                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1998

                                                                                                   CURRENT
                                                                                                   VALUE OF
                                                                                                   ASSET ON
 IDENTITY OF PARTY           DESCRIPTION                PURCHASE       SELLING        COST        TRANSACTION         NET
     INVOLVED                 OF ASSET                   PRICE          PRICE       OF ASSETS        DATE             GAIN
-------------------        ---------------            ------------    ----------   -----------   -------------     ----------
Morley Capital            Morley Stable Value
    Management             Fund                       $ 2,242,730     1,648,260     1,548,212      1,648,260         100,048

Federated                 Federated Max-Cap Fund
    Management             Institutional Class          1,859,626     1,046,132       846,699      1,046,132         199,433

Fidelity Management       Fidelity Advisor Growth
    & Research             Opportunities Fund           2,174,030       601,516       554,788        601,516          46,728


Benchmark                 Common Stock Fund             1,170,303     1,203,028     1,030,031      1,203,028         172,997
                                                      ===========    ==========    ==========     ==========      ==========


(1) Reportable transactions are transactions or series of transactions in excess of 5% of the current value of plan assets at the beginning of the year and are defined in 29 CFR 2520.103-6 of the Department of Labor's Rules and Regulations.


See accompanying independent auditors' report.